Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 2 DATED SEPTEMBER 6, 2018

TO THE PROSPECTUS DATED APRIL 13, 2018

This sticker supplement no. 2 is part of, and should be read in conjunction with, our prospectus dated April 13, 2018 and sticker supplement no. 1 dated August 14, 2018. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus.

The purpose of this sticker supplement is to disclose:

•	the termination of our public offering;

•	the acquisition of a property;

•	the entry into a loan agreement;

•	the appointment of a special committee to evaluate strategic alternatives;

•	the termination of stock distributions; and

•	the suspension of our distribution reinvestment plan and stock redemption plan.

Termination of our Public Offering

On August 31, 2018, our board of directors approved the termination of this registered public offering, including both the primary and the distribution reinvestment plan portions of the offering. We will cease offering shares and accepting subscription paperwork in this offering after September 28, 2018 and will cease processing subscriptions and will terminate this offering effective October 1, 2018.

Acquisition of a Property

On August 31, 2018, we completed the acquisition of a Class-A seniors housing community located in Riverview, Florida (“Riverview”) from The Crossings At Riverview, LLC and SSL Riverview, LLC (the “Sellers”) for an aggregate purchase price of approximately $24,250,000, excluding closing costs. We are not affiliated with the Sellers. Riverview has 92 units (62 assisted living and 30 memory care units) and was constructed in 2015. We funded the purchase of Riverview with proceeds from our public offering and proceeds from a loan agreement with Florida Community Bank, N.A. (“FCB”), which is described further below.

Following the closing of the acquisition, Riverview engaged an independent third-party manager, Foster Development, Inc. (“Foster Senior Living”), to operate and manage Riverview pursuant to a five-year management agreement, which may be terminated without penalty under certain circumstances. Pursuant to the management agreement, Foster Senior Living will receive a base management fee of 5% based on the gross revenues collected each month with respect to Riverview. Based on certain performance thresholds set forth in the management agreement, Foster Senior Living may also receive an incentive management fee or have the base management fee subordinated.

An investment services fee of approximately $0.5 million, which is equal to 2.25% of the purchase price of Riverview was paid to our advisor, CHP II Advisors, LLC, in connection with the acquisition of Riverview.

Entry into a Loan Agreement

On August 31, 2018, in connection with the Company’s acquisition of Riverview, we entered into a loan agreement dated as of August 31, 2018 with FCB pursuant to which we were provided a term loan (the “Riverview Loan”), in the maximum aggregate principal amount of $5.0 million, which was fully funded in connection with the acquisition of Riverview.

The Riverview Loan matures on August 31, 2023, and accrues interest at a rate equal to the sum of the one-month London Interbank Offered Rate plus 2.25%, with monthly payments of interest only for the initial 24-month period, and monthly payments of principal and interest based on a 30-year amortization for the remainder of the term, with all other interest and remaining principal balance payable at maturity. We may prepay, without a penalty, all or any part of the Riverview Loan at any time.

The Riverview Loan is secured by a fee simple mortgage on all real property, fixtures and improvements located in or on the Riverview property, and the assignment of our interests in all rents, rights and profits from Riverview. The Riverview Loan contains affirmative, negative, and financial covenants customary for a loan of this type, including annual financial reporting obligations and minimum debt service coverage requirements.

We paid FCB a loan commitment fee of $25,000 in connection with the Riverview Loan, or 0.50% of the Riverview Loan amount.

Appointment of Special Committee to Evaluate Possible Strategic Alternatives

In connection with the general review of the prospects and strategy of our company, the our board of directors is considering possible strategic alternatives available to us, including, without limitation, (i) an orderly disposition of our assets or one or more of our asset classes and the distribution of the net sale proceeds thereof to our stockholders and (ii) a potential business combination or other transaction. On August 31, 2018, the board of directors formed a special committee (the “Special Committee”) of the board to consider possible strategic alternatives. The members of the Special Committee are our independent directors: J. Chandler Martin, Dianna F. Morgan and Douglas N. Benham. Mr. Benham was appointed to serve as the Chairman of the Special Committee.

Termination of Stock Distributions

In connection with the formation of the Special Committee and the termination of our public offering, our board of directors determined that it does not intend to authorize additional stock dividends at this time.

Suspension of Distribution Reinvestment Plan and Stock Redemption Plan

In connection with the formation of the Special Committee and the termination of our public offering, our board of directors determined that it was in the best interests of our company to suspend the Distribution Reinvestment Plan (the “DRP”) and Amended and Restated Redemption Plan (the “Redemption Plan”). Accordingly, effective as of October 1, 2018 (after third quarter redemptions have been processed) (the “Suspension Date”), we will suspend the DRP and distributions paid by us after that date will not be reinvested in additional shares until such date, if any, that our board of directors may determine to reinstate the DRP. In addition, effective as of the Suspension Date, the Redemption Plan will be suspended and we will no longer accept or process any redemptions requests received after such date until such date, if any, that our board of directors may determine to reinstate the Redemption Plan.

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